FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                         For the month of November 2003

                         Commission file number 0-30364

                                  NDS GROUP PLC
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F |X|                   Form 40-F |_|

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):_______

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes |_|                         No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable
                                 --------------

 Admission of NDS Group Plc to the First Market of Euronext Brussels

    LONDON--(BUSINESS WIRE)--Nov. 12, 2003--NDS, a News Corporation company and a leading provider of technology solutions for digital pay-TV, has today announced that it has introduced a request for listing its 12,066,795 existing class "A" ordinary shares on the First Market-continuous of Euronext Brussels as of 13 November 2003 under the Symbol "NNDS ". The capital is also represented by 42,001,000 class "B" ordinary shares which represent 97% of the voting rights. At the present time, a total of 4,106,979 options to purchase class "A" ordinary shares have been granted.
    NDS decided to list its shares on Euronext following the decision of the extraordinary shareholders' meeting of Nasdaq Europe dated June 26, 2003, to discontinue its activities.
    On 4 November, 2003 the Banking Commission has granted NDS an exemption of publishing a prospectus in accordance with article 6,3, e of the Royal Decree dated September 18, 1990.

    About NDS

    NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    This document contains certain 'forward-looking statements' with the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The 'forward-looking statements' included in this document are made only as of the date of this document and we do not have any obligation to publicly update any 'forward-looking statements' to reflect subsequent events or circumstances.

    CONTACT: NDS Group plc
             Director of PR
             Margot Field
             T :+44 (0) 208 476 8158
             E: mfield@ndsuk.com
             or
             Shared Value
             Alex Dee, Partner
             T : +44 (0)207 321 5010
             E : adee@sharedvalue.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    NDS Group plc

Date:    12 November 2003
                                                By: /s/ CRK Medlock
                                                    -----------------------
                                                    CRK Medlock
                                                    Chief Financial Officer